SI

17009624

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34889

SEC Mail Processing Section MAR 01 2017 Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

BD# 16976

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Monument Square
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley McCurtain 207.775.0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bradley McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bradley C McCurtain
Signature

President
Title

Notary Public
State of Maine
EX: January 3, 2024

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maine Securities Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

8-34889

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Maine Securities Corporation
16 Monument Square
Portland, ME 04101 - 4032

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Maine Securities Corporation as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Maine Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Maine Securities Corporation financial statements. Supplemental Information is the responsibility of Maine Securities Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Maine Securities Corporation

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

Maine Securities Corporation
Balance Sheet
As of December 31, 2016

Accrual Basis

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
1100 · Checking/Savings	
1160 · SW MSC Checking	10,110.46
1190 · SWS Equity Account MMF	73,170.85
Total 1100 · Checking/Savings	83,281.31
Total Checking/Savings	30,281.31
Accounts Receivable	
1200 · Receivables	
1250 · Blue Chip Fee A/R - Allowable	2,017.57
1260 · Commissions Receivables	29.81
1270 · Other Receivables	2,292.52
Total 1200 · Receivables	4,339.90
Total Accounts Receivable	4,339.90
Other Current Assets	
1300 · Prepaid Expenses	
1360 · Prepaid Regulatory Fees	9,131.66
1370 · Prepaid Expenses - Other	15,431.43
Total 1300 · Prepaid Expenses	24,563.09
1400 · Investments	
1450 · Marketable Securities	191,670.23
Total 1400 · Investments	191,670.23
1500 · Other Current Assets	
1550 · Clearing Deposit SWS	25,000.00
1560 · Employee Loans	12,000.00
1565 · Reserve for Uncollectible	-12,000.00
Total 1500 · Other Current Assets	25,000.00
Total Other Current Assets	241,233.32
Total Current Assets	328,854.53
Fixed Assets	
1600 · Fixed Assets	
1650 · Property and Equipment	23,649.56
1660 · Accumulated Depreciation	-23,649.56
Total 1600 · Fixed Assets	0.00
Total Fixed Assets	0.00
Other Assets	
Error Account	384.65
Maine Bank prepaid exp	192.60
1900 · Deferred Taxes	45,200.00
Total Other Assets	45,777.25
TOTAL ASSETS	374,631.78

Accrual Basis

Maine Securities Corporation
Statement of Financial Position
As of December 31, 2018

	Dec 31, 18
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	
2020 · Commissions Payable	1,848.25
Total 2000 · Accounts Payable	1,848.25
Total Accounts Payable	1,848.25
Other Current Liabilities	
2040 · Other Accrued Expenses	1,607.35
2050 · Current Liabilities	
2055 · Due to Owner	50,078.85
Total 2050 · Current Liabilities	50,078.85
Total Other Current Liabilities	51,686.20
Total Current Liabilities	53,534.45
Long Term Liabilities	
2900 · Deferred Tax Liability	3,600.00
Total Long Term Liabilities	3,600.00
Total Liabilities	57,134.45
Equity	
3100 · Common Stock	100.00
3200 · Capital Contributions	339,552.82
3900 · *Retained Earnings	-42,353.32
Net Income	18,197.73
Total Equity	315,497.23
TOTAL LIABILITIES & EQUITY	372,631.68

The accompanying notes are an integral part of these financial statements.

Maine Securities Corporation

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

Maine Securities Corporation
Profit & Loss
January through December 2016

Accrual Basis

		Jan - Dec 16
Ordinary Income/Expense		
Income		
Trading Error Income (Loss)		264.27
4000 · Commission Southwest		48,379.62
4020 · Commission Mutual Funds		75.09
4025 · 529 Compensation		1,292.35
4050 · Dividend Income Nonqualifying		12.86
4060 · Dividend Income Qualifying		6,373.77
4070 · Insurance Income		248.65
4105 · Investment Advisory Fees		5,707.72
4130 · 12(b)1 Income		1,084.44
4145 · Realized Gain/Loss		14,095.16
4150 · Unrealized Gain/Loss		5,523.57
5025 · 529 Income		0.00
Total Income		83,062.51
Gross Profit		83,062.51
Expense		
SWS Ticket/Clearing Charges		6,912.83
5110 · Commissions Hirshon		3,089.02
6125 · Client Development		3,697.73
6150 · Depreciation Expense		232.05
6180 · Insurance		
6185 · Liability Insurance	1,623.00	
6195 · Health Insurance	2,125.00	
6420 · Work Comp	607.29	
Total 6180 · Insurance		4,355.39
6240 · Miscellaneous		75.96
6241 · Maine Timber		135.22
6250 · Postage and Delivery		164.29
6265 · Regulatory Fees		7,136.85
6270 · Professional Fees		
6280 · Legal Fees	0.00	
6650 · Accounting	2,041.59	
Total 6270 · Professional Fees		2,041.59
6290 · Rent		12,000.00
6340 · Telephone		7,935.29
6350 · Travel & Ent		
6380 · Travel	1,037.57	
Total 6350 · Travel & Ent		1,037.57
6550 · Office Supplies		355.65
6560 · Payroll Expenses		655.70
6750 · Salaries and Wages		
Officers	6,500.00	
6790 · Salaries and Wages - Other	4,768.42	
Total 6750 · Salaries and Wages		11,268.42
6820 · Taxes		
6840 · Local	1.63	
6850 · Property	318.12	
6870 · Payroll Taxes	990.41	
6880 · Foreign Withholding	256.36	
Total 6820 · Taxes		1,566.52

Maine Securities Corporation

Statement of Income

Accrual Basis — January through December 2016

	Jan - Dec 16
5996 · Temp Help	170.00
Total Expense	64,954.78
Net Ordinary Income	18,197.73
Net Income	18,197.73

The accompanying notes are an integral part of these financial statements.

Maine Securities Corporation

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

Maine Securities Corporation

Statement of Cash Flows

January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	16,512.81
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · Receivables:1250 · Blue Chip Fee A/R - Allowable	-2,017.67
1200 · Receivables:1260 · Commissions Receivables	571.77
1200 · Receivables:1270 · Other Receivables	-1,446.75
1300 · Prepaid Expenses:1360 · Prepaid Regulatory Fees	-113.50
1300 · Prepaid Expenses:1370 · Prepaid Expenses - Other	256.47
1400 · Investments:1450 · Marketable Securities	6,265.75
2000 · Accounts Payable:2020 · Commissions Payable	1,526.34
2040 · Other Accrued Expenses	-1,571.31
2050 · Current Liabilities:2055 · Due to Owner	-4,610.15
Net cash provided by Operating Activities	16,985.37
INVESTING ACTIVITIES	
Error Account	-264.27
Maine Bank	-192.60
Net cash provided by Investing Activities	-455.87
Net cash increase for period	16,529.50
Cash at beginning of period	53,751.81
Cash at end of period	60,281.31

The accompanying notes are an integral part of these financial statements.

Maine Securities Corporation

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

Statement of Changes in Member's Equity for year ended December 31, 2016

	Capital Contributed	Accumulated Income	Total Member's Equity
Balance, Beginning of Period, January 1, 2016	339,653	(42,353)	297,300
Net Income for year ended December 31, 2016		18,198	18,198
Contributions of Equity			
Distributions from Equity			
Prior Period Adjustment			
Balance, End of Period at December 31, 2016	339,653	(24,155)	315,498

The accompanying notes are an integral part of these financial statements.

Maine Securities Corporation

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2016

The accompanying notes are an integral part of these financial statements.

Maine Securities Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Maine Securities Corporation, (the "Company"), is incorporated in the State of Maine engaged in the securities broker-dealer business in the sale of stocks, bonds and all other securities of every nature and description. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company also does business as a Registered Investment Advisory and as a licensed life and health insurance agency. The activities of all these operations are included in these financial statements. The Company introduces customers to an independent clearing broker on a fully disclosed basis. Those customer accounts are held and maintained by the clearing broker. The Company also submits many of its mutual fund accounts directly to the funds on an "application way" basis. In such instances those accounts are held by the respective mutual fund companies. From time to time the Company also raises capital for local businesses through registered and exempt, direct offerings of securities. Typically, customers of those offerings are not introduced to the clearing firm.

Description of Business

The Company, located in Portland, Maine, is a broker and dealer in securities, registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k) (2) (ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Maine Securities Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the Company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule

15c-3-3(k) (2) (ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, the supplemental SIPC report is not required. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e) (4) because it is reporting less than $500,000 in gross revenue.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Property and equipment	3 – 7 years	$ 23,649
Less – accumulated depreciation		(23,649)

Total	$ 00.00

Depreciation expense was $232.08 for the year December 31, 2016 and is reflected in the operating expenses in the accompanying statement of income.

NOTE G – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority

To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)

December 31, 2016		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	191,670.23	191,670.23
Total	$ 191,670.23	$ 191,670.23

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2016		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	$ 191,670.23	$ 191,670.23
Total	$ 191,670.23	$ 191,670.23

NOTE H – RENT

The amount of rent for the year ended December 31, 2016 was $12,000.00 and is expensed and accrued at the rate of $1,000 monthly to the Due to Owner account.

NOTE I – RELATED PARTY TRANSACTIONS

As of December 31, 2016, the Company owed its sole stockholder $50,078.85 on a non-interest bearing, unsecured loan.

NOTE J - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Maine Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $203,038 which was $153,038 in excess of its required net capital of $50,000. The Company's net capital ratio was .034. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Maine Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Computation of Net Capital

Stockholder's Equity			$ 315,729
Non-Allowable Assets			
Property & Equipment	$ 00		
Prepaid Expenses	$24,563		
Deferred Taxes	$46,200		
Maine Bank	$ 193		
A/R over 30 days	$ 2,294		
Total Non-Allowable Assets		$ 73,482	
Haircuts on Securities Positions			
Unsecured customer debits	$ 0		
Securities Haircuts	$ 28,750		
Undue Concentration Charges	$ 10,459		
Total Haircuts on Securities Positions		$ 39,209	
Net Allowable Capital			$ 203,038

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 4,126
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	153,038

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 57,134
Percentage of Aggregate Indebtedness to Net Capital	28 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 203,038
Adjustments	
Increase (Decrease) in Equity	
(Increase) Decrease in Non-Allowable Assets	
(Increase) Decrease in Securities Haircuts	
Net Capital per Audit	$ 203,038
Reconciled Difference	-

Maine Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $203,038 which was $153,038 in excess of its required net capital of $50,000. The Company's net capital ratio was .034. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k) (2) (ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e) (4) because it is reporting less than $500,000 in gross revenue.

Maine Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 10, 2017

Board of Directors

Maine Securities Corp.

15 Monument Square

Portland, ME 04101

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Maine Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Maine Securities Corp. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Maine Securities Corp. stated that Maine Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Maine Securities Corp's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maine Securities Corp's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Maine Securities Corporation
15 Monument Square
Portland, ME 04101-4023
207.775.0800
207.775.0099 (fax)
Member: FINRA, SIPC, MSRB

February 18, 2017

Edward Richardson, Jr. CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 5

Dear Mr. Richardson,

Please be advised that Maine Securities Corporation has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Maine Securities Corporation did not hold customer securities or funds at any time during this period and does business on a fully disclosed clearing basis. Maine Securities Corporation's past business has been of similar nature and has complied with this exemption since its inception in September 1985.

Bradley McCurtain, the president of Maine Securities Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016

Bradley McCurtain has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Maine Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, please feel free to call me directly at (207) 775.0800.

Very truly yours,

Maine Securities Corp.

Bradley C. McCurtain

Bradley C. McCurtain

President

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